UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No.1)*


                         CANARGO ENERGY CORPORATION
-----------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
-----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                137225 10 8
                 ------------------------------------------
                               (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G

CUSIP No. 137225 10 8                               Page 2 of 4 Pages


1   NAME OF REPORTING PERSON
    /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JKX OIL & GAS PLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED KINGDOM

  NUMBER OF      5  SOLE VOTING POWER

   SHARES              0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH          0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH            0

                 8  SHARED DISPOSITIVE POWER

                       0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0%

12  TYPE OF REPORTING PERSON

        OO

CUSIP No. 137225 10 8                               Page 3 of 4 Pages

         This Amendment No. 1 amends and supplements the Schedule 13G filed with the Securities and Exchange Commission on July 10, 2000, by JKX Oil & Gas plc (the "Reporting Person"). This Schedule 13G relates to the total disposition of the Reporting Person's shareholdings in the CanArgo Energy Corporation. The information that follows is the information that has changed since the last filed Schedule 13G.

Item 4.      OWNERSHIP:


             See responses to Items 5, 6, 7, 8, 9 and 11 of Cover
             Page.

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001

                                          JKX Oil & Gas plc

                                          By:  /s/ Bruce James Burrows
                                               --------------------------
                                               Name:   Bruce James Burrows
                                               Title:  Finance Director